P.E. 2/1/02

02014401

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of February, 2002

CRISTALERÍAS DE CHILE S.A.
(registrant)

Glassworks of Chile, Inc.
(Translation of registrant's name into English)

Camino a Valparaíso No.501
Comuna de Padre Hurtado
Santiago
Chile
(Address of principal executive offices)

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Cristalerias de Chile S.A.

Contents:

Press Release

Note

Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) a letter announcing the effects of Argentine devaluation . This letter is a free translation from the original in Spanish

Cristalchile

Santiago, February 6, 2002

Cristalerías de Chile S.A. Reports Effects of Argentine Devaluation

Regarding the devaluation of Argentine currency, we currently estimate that Cristalerías de Chile S.A., as indirect stockholder of Rayén Curá S.A.I.C., an Argentine company of which it owns 40% of the stock, will have to recognize a book loss of Ch$2,226 million (US$3.4 million) in its financial statements for the 2001 business year.

Also, as Parent Company of Sociedad Anónima Viña Santa Rita (54.1% stake), Cristalerías de Chile S.A. will have to recognize a book loss of $289 million (US$0.4 million) in its financial statements for the 2001 business year.

The preceding estimates consider an exchange rate of 1.7 Argentine pesos per U.S. dollar, as provided in "Circular N°081" dated January 22, 2002 of the "Superintendencia de Valores y Seguros de Chile".

CONTACT IN SANTIAGO
Rodrigo Palacios
Chief Financial Officer
Phone: (56 2) 246 8855
e-mail: rpalacios@cristalchile.cl

CRISTALERÍAS DE CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERÍAS DE CHILE S.A.

By:________________________

Name: Cirilo Elton Gonzalez
Title : Chief Executive Officer
Date : 02.06.2002